NEWS RELEASE

Symbols: JJJ.X - CSE

HHHEF – OTC Pink

37 Capital announces proposed private placements and the issuance of settlement shares

VANCOUVER, BRITISH COLUMBIA. August 8, 2022. 37 Capital Inc. (the “Company” or “37 Capital”) intends to enter into a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $400,000 by issuing up to 10,000,000 units of the securities of the Company at the price of $0.04 per unit (the “Proposed Financing”). Each Unit will consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years from Closing. Finder’s fees may be payable in respect to this transaction and certain insiders may participate in this financing. All securities that will be issued in connection with this Proposed Financing will include a hold period in accordance with applicable securities laws. The proceeds of this Proposed Financing shall be utilized towards the payment of the Company’s liabilities and for general working capital purposes.

In addition, Company intends to enter into a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $100,000 by issuing up to 2,500,000 flow-through units of the Company at a price of $0.04 per unit (“Flow-Through Financing”). Each flow-through unit will consist of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.05 for a period of five years. All securities that may be issued in connection with the Flow-Through Financing will include a hold period in accordance with the applicable securities laws. The proceeds of this Flow-Through Financing shall be utilized towards the advancement of the Company’s Extra High property in British Columbia.

The above financings are subject to the approval of the Canadian Securities Exchange (CSE).

Furthermore, the Company shall issue to Colt Resources Inc. (“Colt”) 50,000 common shares in the capital of the Company as consideration for the full and final settlement of all matters between the Company and Colt in respect to the Extra High Property located in the Province of British Columbia. The settlement shares that shall be issued to Colt will be subject to a hold period in accordance with the applicable securities laws.

For more information on the Company, please contact us at (604) 681-0204. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian,

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

This news release contains forward-looking information that involve various risks and uncertainties regarding future events. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information.